Filed by Pinnacor Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Pinnacor Inc.
Commission File No.: 0-30309

The following is a transcript of an earnings call made on Tuesday, July 29, 2003 at 4:30 pm EST to members of the financial community by representatives of Pinnacor Inc. in connection with the release of financial results for the second quarter of 2003.

Introduction – Rowan Hajaj

Good afternoon and welcome to Pinnacor’s earnings conference call. By now, you should have received a detailed press release reporting Pinnacor’s Fiscal Second Quarter 2003 financial and operating results. The press release was disseminated over PR Newswire during market hours today. If you have not yet received that release, you can obtain a copy by going to our web site at www.Pinnacor.com. I would encourage you to visit our site where you will also find this conference call available via Web cast. Speaking on today’s call, from Pinnacor, are Kirk Loevner, chairman and CEO, and David Obstler, CFO and executive vice president, corporate development and strategy. After we’ve reported our results, we will open the lines up for questions.

Please note that various remarks that we make on this call about the future expectations and plans of Pinnacor’s management and prospects of Pinnacor’s business constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These include statements relating to the expected timetable for completing the proposed MarketWatch/Pinnacor transaction, the benefits and synergies of that transaction, future opportunities for the combined company and any other statements about future expectations, benefits, goals, plans or prospects. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including, but not limited to, the timely development and market acceptance of new and updated products and the effect of competition, the ability of us and MarketWatch to consummate the proposed transaction, the ability of us and MarketWatch to successfully integrate our operations and employees, the ability to realize anticipated synergies and cost savings, and the other factors described in our Form 10-K for the year ended December 31, 2002, and Form 10-Q for the quarter ended March 31, 2003. Listeners are cautioned not to place undue reliance on these forward-looking statements, and are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission. And with that, I’ll turn the call over to Kirk.

Business Review – Kirk Loevner

Good afternoon and thanks for joining us today. Pinnacor continues to deliver on its financial commitments, reporting another quarter of increased EBITDA profitability and positive GAAP net income. Furthermore, Pinnacor was cash-flow positive from operations in the second quarter, one quarter ahead of previous guidance. David will give you the full details of our financial results a little later.

Acquisition Discussion

Before he does, I’d like to discuss the proposed acquisition of the company by MarketWatch. We are very excited about the recently announced deal, which we believe represents a fantastic opportunity for our customers and employees as well as for our shareholders. This transaction was considered carefully by our board of directors. Many factors were considered, including the opportunities created through the combination with MarketWatch, our prospects as a stand-alone business and the other alternatives available to the Company. Based in part on the advice of our advisors, our board determined that a strategic business combination with MarketWatch would be in the best interests of the Pinnacor shareholders and would further the long term business strategy of the company. We believe that no other company can match our combined offering. By coming together now, we will be in a stronger position to take advantage of the substantial opportunities in the market, especially as the economy begins to recover.

Deal Rationale

This combination creates a market-leading provider of online business news, information and applications to the financial services industry.

Our products and areas of expertise are highly complementary, allowing us to capitalize on each-other’s strengths. MarketWatch brings a powerful financial brand, with over 11 million unique users on the web, and reaching many more millions through syndicated television and radio shows. This is backed up by top-quality proprietary news content, powerful applications like charting, as well as the experience in user interface design and hosting that comes with running one of the web’s most visited sites. Pinnacor brings a broad suite of applications, a great depth of licensed information sources and a technology platform built for easy integration of customized solutions. We expect to be able to increase our investment in product enhancement and new-product development, underscoring both companies’ commitment to technology leadership and innovation.

Importantly, this deal gives our customers what they’ve been asking for – a single source provider of a broad set of best-of-breed information solutions, significantly enhancing the combined company’s value proposition for financial, business information and wireless customers. In fact, we’ve already spoken with almost all of our major customers and have received very positive feedback on the deal so far.

From a financial standpoint, the combination helps us reach scale in the licensing business and significantly strengthens our financial profile overall, as we create a much larger, more profitable company with a powerful balance sheet. MarketWatch has indicated that they expect to see revenue and cost synergies created by this deal, and gave guidance that the acquisition is expected to be accretive to their earnings in the first full quarter following closing and for the full year 2004.

We are seeing growth in demand for our outsourced, online information solutions, supported by positive signs of economic recovery and the recovery of the financial markets in particular. We believe that the combined company, with its enhanced scale, product set, profit potential and strong capitalization, will be excellently positioned to take advantage of these growth opportunities.

Deal Mechanics

Before moving on, David will spend a couple of minutes on the mechanics of the deal before I get into the quarter review.

David Obstler: Thanks, Kirk. All of the information I am about to provide is spelled out in detail in the definitive merger agreement which was filed with the SEC last Thursday on Form 8-K. We intend to file, along with MarketWatch, a joint proxy statement and prospectus regarding the proposed transaction. Investors are urged to read that document when it becomes available.

Including the assumption of Pinnacor’s option plans and warrants by MarketWatch, the deal value was around $103million at the time of announcement. The consideration is in the form of cash and stock, and the transaction is intended to be tax-free with respect to the stock portion of the consideration. The transaction structure calls for the creation of a new holding company under which each of Pinnacor and MarketWatch will be operate as subsidiaries. MarketWatch stockholders will receive one share of the new company stock for each share of MarketWatch stock they hold. Every Pinnacor stockholder will be able to elect to receive either $2.42 in cash or 0.2659 shares of the new company’s stock in return for each of their shares. The actual distribution of cash and stock consideration among the stockholders will be determined by these elections and a pro-ration formula that works as follows. The amount of cash to be issued by MarketWatch is fixed at $44 million. If stockholders elect to receive less than $44 million in cash in the aggregate, then the remaining cash will be allocated to those that elected stock in proportion to the number of shares of Pinnacor for which they elected stock consideration. If stockholders elect to receive more than $44 million in cash, the difference between cash elected and cash available will be distributed in the form of stock to the cash-electing stockholders in proportion to the number of shares they elected for cash. Again, this is all spelled out in detail in the merger agreement and will be explained further in the proxy materials, and you are welcome to contact our Investor Relations department if you have any questions. In the meantime, the deal is progressing according to plan and we continue to expect a fourth quarter close.

Target Market Operating Review

Kirk Loevner: Now I’ll discuss our performance and plans in our target markets:

Financial Services

The financial services market now accounts for 65% of our total Annual Contract Value or ACV, with an average ACV per financial services customer of almost $100,000. In the second quarter we signed up new customers such as Metlife, Partner Re Insurance, Pioneer Investment Management and Forbes.com, and grew our relationships with customers such as Charles Schwab, JP Morgan Chase, Morgan Stanley and Thrivent Financial. We continued the expansion of our financial channel initiatives, including an expansion of our relationship with S1. We are seeing good opportunities to sell more of our products through our channel partners as they look to consolidate the number of vendors they use as part of their own solutions for community banks and credit unions. On the product side, we continue to develop our financial Centers which package essential data and applications related to specific asset classes together. We are on track for a Q3 launch of our mutual fund center and bond center products, which were in development in the second quarter, with additional centers to follow.

Corporate

The corporate market, which consists of sales to corporate websites, corporate intranets and ISPs, now accounts for 28% of our total ACV, and our customers in this market spend an average of around $30,000 per year. New customers in the corporate market include Cummins & Porter Novelli, and we expanded our relationships with Tribune Media Services and Cox Communications. Our channel partnership efforts continue to pay off, as we enter the second phase of our bundling agreement with IBM. Pinnacor’s portlets are now being included in IBM’s new WebSphere 5.0 release with a broader suite of applications being bundled, including our currency calculator and company tracker applications. We have closed a couple of new deals already from this bundling arrangement, and have a few more in the pipeline for this quarter.

In the third quarter we plan to release the next generation of our Portal Services platform, which will combine and upgrade our news service, enhance our portal integration framework and package our information into suites for vertical industries and departments.

Wireless Solutions

The wireless market accounts for approximately 7% of our ACV, and the average wireless customer spends $225,000 per year with Pinnacor. Our usage-based variable revenue deals continued to grow, reporting $244,000 in revenue in the second quarter, approximately 10% ahead of Q1. We continue to expand our capabilities and solutions for wireless carriers as we upgrade our portal framework and enhance our downloadables platform.

Now I’ll hand the call over to David to discuss the detail of our financial results.

Financial Review — David Obstler

Thanks, Kirk. Before providing the financial results for Q2, I’d like to highlight some significant achievements since our last earnings call. As mentioned by Kirk, we had a strong quarter reporting our first quarter of positive GAAP net income, excluding the reversal of 2001 restructuring reserves in Q3 2002. Additionally, we reported our third consecutive quarter of revenue growth and our fifth consecutive quarter of growing and positive EBITDA, demonstrating our continued revenue stability and expanding EBITDA margins.

Now, I’d like to discuss the second quarter 2003 performance in detail.

Beginning with Revenues:

Revenues came in at the high end of our guidance at $8.4 million, up from $8.3 million in Q1 and down from $8.9 million in the second quarter of 2002. This is actually the first quarter of organic sequential revenue growth since the fourth quarter of 2000, stripping out the effect of our acquisitions.

In Q2, we signed 61 new deals for a total new annual contract value (or ACV) of $2.2 million, including $154,000 of one-time fees. We continue to establish solutions-based relationships with large enterprise customers and then upsell them over time. As a result, 55% of our new annual contract value in Q2 was derived from our existing customer base.

We also renewed $3.7 million of annual contract value for a total of $5.9 million in new annual contract value in Q2. Our renewal rates increased to 78% from 70% last quarter.

In the second quarter, lost recurring ACV was $3.0 million, which consists of $1.0 million of non-renewals and $2.0 million of contracts that churned outside of their renewal dates. Over 60% of the $2.0 million in churn was accounted for by 3 non-financial customers.

We ended Q2 with total annual contract value of $34.4 million and total contract value of $57.1 million. Our average contract value per customer remains steady at approximately $110,000, a 15% increase from the same period last year.

I will now discuss the cost side of the Pinnacor business:

Gross profit was $5.5 million or 65% of sales, compared with 65% of sales last quarter. Our gross profit margin is expected to grow steadily throughout the year due to a continued reduction in content costs.

Total operating expenses, excluding cost of sales, depreciation and amortization and stock-based compensation, for the second quarter were $4.8 million, a 3% decrease from $4.9 million in Q1 03 and a 20% reduction from $6.0 million in Q2 02.

For the fifth straight quarter we achieved growing EBITDA profitability, reporting $704,000 of EBITDA versus our last quarter’s guidance of $450,000 — $550,000. This compares to $434,000 of EBITDA reported in Q1 03.

GAAP net income was $142,000 or $0.00 per share based on 40.5 million basic shares outstanding, our first positive quarter on a normalized basis as stated before. This compares to a loss of $161,000 or $0.00 per share last quarter and a loss of $5.5 million or $0.13 per share in the second quarter of 2002. Excluding amortization of intangible assets, restructuring and asset abandonment charges and stock based compensation, net income was $250,000, or $0.01 per share profit versus $2,000 or $0.00 per share in Q1 03 and compared with a $683,000 or $0.02 per share loss in the second quarter of 2002.

Turning to the balance sheet:

At the end of the second quarter, Pinnacor had approximately $47.9 million in cash, cash equivalents and marketable securities, or $1.18 per share. In Q2 we were cash flow positive from operations with $440,000 of cash generated versus $1.25 million burned last quarter. This was ahead of our previous guidance, driven by our improved profitability and a strong collections quarter, with DSO’s down from 55 days to 45 days. In Q2 we also spent approximately $800,000 related to capital expenditures and capital lease obligations.

GUIDANCE

Now, I’d like to provide you with guidance for Pinnacor ON A STANDALONE BASIS for the remainder of 2003. Before I begin, I must remind participants that the following statements are forward looking statements based on current expectations, and actual results may differ materially due to various risks and uncertainties including those described in our most recent 10-K and 10-Q, as well as issues related to the proposed transaction with MarketWatch, including customer reaction.

We are maintaining our 2003 guidance of between $2.0 and $3.0 million in EBITDA, with EPS of between $0.02 and $0.04, before stock based compensation and amortization of identifiable assets. We are also forecasting positive cash flow from operations in the third quarter.

And with that I’d like to open up the call for questions.

Additional Information About the Merger and Where to Find It
MarketWatch.com intends to file a registration statement with the Securities and Exchange Commission on Form S-4 in connection with the proposed acquisition (the “Merger”) of Pinnacor by MarketWatch.com. MarketWatch.com and Pinnacor also intend to file with the SEC, and mail to their respective stockholders, a joint proxy statement/prospectus and other relevant materials in connection with the Merger. Investors and security holders of MarketWatch.com and Pinnacor are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed Merger because the materials will contain important information about MarketWatch.com, Pinnacor and the proposed Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by MarketWatch.com and Pinnacor with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

Both of MarketWatch.com, Larry Kramer, and MarketWatch.com’s other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor’s other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of MarketWatch.com and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of MarketWatch.com common stock or Pinnacor common stock, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the joint proxy statement/prospectus when it becomes available.